

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via E-mail
Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

> **Re:** **B-Maven, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 14, 2012**
> **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 6

Risks Related to Our Common Stock, page 12

You may have limited access to information regarding our business . . . , page 17

1. We note your response to comment three of our letter dated May 4, 2012, and we reissue the comment as we are unable to locate the updated disclosure referenced in your response. Please revise the disclosure in this risk factor and on page 45 to reflect the changes to shareholder threshold levels made by the Jumpstart Our Business Startups Act.

Use of Proceeds, page 17

2. We note your response to comment four of our letter dated May 4, 2012. If the company is only required to pay $7,500 in legal fees upon obtaining the maximum offering proceeds, please disclose how the company intends to use the remaining $2,500 in offering proceeds. If the company will have discretion in its use of the remaining $2,500, please so state. In this regard, we note the SEC registration fee, FINRA filing fee, accounting fees and expenses, transfer agent fees, blue sky fees and expenses, and miscellaneous expenses as disclosed account for $15,000 of the proceeds. If the company then pays $7,500 in legal fees, $2,500 remain unallocated.

<u>Management's Discussion and Analysis or Plan of Operation, page 23</u>

<u>Operations, page 23</u>

3. We note your response to comment six of our letter dated May 4, 2012. It appears as though you anticipate carrying out your business plan in four separate phases, each to be carried out as funding becomes available. Please replace the "Months 1-3," "Months 3-5," "Months 6-8," and "Month 9-12," headings on pages 24-25 with "Phase 1," "Phase 2," "Phase 3," and "Phase 4." In this regard, we note the current headings are confusing in that they indicate these phases will be carried out within 12 months when, in reality, these steps could take much longer to complete due to your lack of financing. In each phase, please disclose how long you anticipate it will take to complete each phase if the required funding becomes available.

4. On page 25, you now state that if you "complete 75%, 50%, 25% or even 10% of [y]our additional financing objectives, [you] will not be able to pursue any of [y]our time-line goals or action steps." Please explain why you will not be able to pursue *any* of your timeline goals upon obtaining partial financing.

<u>Business, page 28</u>

<u>Proposed Products, page 30</u>

5. We note your response to comment nine of our letter dated May 4, 2012, and we reissue the comment. Fiscal year 2012 ends on June 30, 2012. Please revise your disclosures to refer to the appropriate fiscal year.

<u>Certain Relationships and Related Transactions, page 36</u>

6. We note your response to comment 10 of our letter dated May 4, 2012. Please identify Quick Law Group, P.C. as a promoter, or tell us why Quick Law Group has not indirectly taken the initiative in founding and organizing your business. In this regard, we note Quick Law Group is effectively financing this offering, which, as stated in your previous responses to us, you are commencing in order to become more attractive to investors to facilitate the implementation of your business plan.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
         Jeffrey M. Quick, Quick Law Group PC